Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 January 8, 2007

$[•] 100% Principal Protected Notes due July 31, 2012 Linked to the Performance of the GSCI® Agriculture Excess Return Index Medium-Term Notes, Series A, No. C-020

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	January 26, 2007

Issue Date:	January 31, 2007

Final Valuation Date:	July 26, 2012*

Maturity Date:	July 31, 2012*

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Reference Asset:	GSCI® Agriculture Excess Return Index (the “Index”) (Bloomberg ticker symbol “GSCAGER”).

Interest:	We will not pay you interest during the term of the Notes.

Participation Rate:	100%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the final level is less than or equal to the initial level, you will receive the principal amount of your Notes; or

•        if the final level is greater than the initial level, you will receive payment per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return x Participation Rate].

Your principal is only protected if you hold the Notes to maturity.

Index Return:	The performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	[•], the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day Convention:	Modified following

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C VE 6 and US06738CVE64

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “ Selected Risk Considerations” beginning on page FWP-3 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	[•]%	[•]%
Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the initial valuation date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this section is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an initial level of 64.67. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
129.34	100%	$2,000	100%
122.87	90%	$1,900	90%
116.41	80%	$1,800	80%
109.94	70%	$1,700	70%
103.47	60%	$1,600	60%
97.01	50%	$1,500	50%
90.54	40%	$1,400	40%
84.07	30%	$1,300	30%
77.60	20%	$1,200	20%
71.14	10%	$1,100	10%
64.67	0%	$1,000	0%
58.20	-10%	$1,000	0%
51.74	-20%	$1,000	0%
45.27	-30%	$1,000	0%

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Final Level	Index Return	Payment at Maturity	Total Return on the Notes
38.80	-40%	$1,000	0%
32.34	-50%	$1,000	0%
25.87	-60%	$1,000	0%
19.40	-70%	$1,000	0%
12.93	-80%	$1,000	0%
6.47	-90%	$1,000	0%
0.00	-100%	$1,000	0%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from an initial level of 64.67 to a final level of 74.37.

Because the final level of 74.37 is greater than the initial level of 64.67, the investor receives a payment at maturity of $1,150 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return x Participation Rate]

= $1,000 + [$1,000 x 15% x 100%] = $1,150

Example 2: The level of the Index decreases from the initial level of 64.67 to a final level of 55.28.

Because the final level of 55.28 is less than the initial level of 64.67, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index does not increase from the initial level of 64.67.

Because the final level of 64.67 is equal to the initial level of 64.67, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the reference asset; and

•	For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index”.

•	Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Exposure to the Agricultural Contracts of the GSCI®—The return on the Notes is linked to the GSCI® Agriculture Excess Return Index. As presently constituted, contracts on eight commodities (the “index components”) are used to calculate the Index: Chicago wheat, Kansas wheat, corn, soybeans, cotton, sugar, coffee and cocoa. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•	Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader, Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

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•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities or Based in Part on Commodities”.

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested in the index components directly. If the index return is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the closing Index level was higher than the initial level at some time during the term of the Notes but later falls below that initial level.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•	Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•	Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•	Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the expected demand or supply for agricultural commodities;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The following is a description of the Index. We have derived all information regarding the Index contained in this free writing prospectus, including its make-up, method of calculation, changes in its components and historical performance, from publicly available information. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index and Goldman, Sachs & Co. (the “Index Sponsor”).

The information contained herein with respect to the Index reflects the policies of the Index Sponsor at the date of this free writing prospectus. The Index and the policies of the Index Sponsor are subject to change by the Index Sponsor at any time. The Index Sponsor owns the copyright and all other rights to the Index. The Index Sponsor is not involved in the offer of the Notes in any way, has no obligation to consider your interests as a holder of the Notes, and has no obligation to continue to publish, and may discontinue publication of, the Index.

Current information regarding the market value of the Index is available from the Index Sponsor and numerous public sources. Neither we nor any of our affiliates make any representation that publicly available information about the Index is accurate or complete. In addition, neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the Index.

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Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the closing value of the Index is not an indication that the Index is more or less likely to increase or decrease at any time during the term of your Security. It is impossible to predict whether the price of the index components will rise or fall and you should not take the historical values of the Index as an indication of future performance. We cannot give you any assurance that the future performance of the Index or any index component will result in you receiving an amount greater than the principal amount of your Notes at maturity or upon redemption. Neither we nor any of our affiliates makes any representation to you as to the performance of the Index.

The Index, the GSCI® Excess Return Index and the GSCI

The Index is a sub-index, consisting of the agricultural contracts comprising the GSCI® Excess Return Index. The GSCI® Excess Return Index was established in May 1991 and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the Goldman Sachs Commodity Index, generally referred to as the “GSCI”.

The value of the Index on any given day reflects:

•	the price levels of the contracts included in the Index (which represents the value of the Index); and

•	the “contract daily return,” which is the percentage change in the total dollar weight of the Index from the previous day to the current day.

Each of these components is described below.

The GSCI is a proprietary index on a production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria. The GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in major industrialized countries. The commodities included in the GSCI are weighted, on a production basis, to reflect their relative significance (in the view of the Index Sponsor) of such commodities to the world economy. The fluctuations in the value of the GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The GSCI was established in 1991 and has been normalized such that its hypothetical level on January 2, 1970 was 100. Futures contracts on the GSCI, and options on such futures contracts, are currently listed for trading on the Chicago Mercantile Exchange.

Set forth below is a summary of the composition of and the methodology used to calculate the GSCI as of the date of this free writing prospectus. The methodology for determining the composition and weighting of the GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the GSCI, as described below. The Index Sponsor makes the official calculations of the GSCI. At present, this calculation is performed continuously and is reported on Reuters page GSCI (or any successor or replacement page) and is updated on Reuters at least once every three minutes during business hours on each day on which the offices of the Index Sponsor in New York City are open for business (a “GSCI Business Day”). The settlement price for the GSCI® Excess Return Index is also reported on Reuters page GSCK (or any successor or replacement page) at the end of each GSCI Business Day.

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the Index Sponsor has undertaken a review of both the procedures for determining the contracts to be included in the GSCI, as well as the procedures for evaluating available liquidity on an intra-year basis in order to provide GSCI market participants with efficient access to new sources of liquidity and the potential for more efficient trading. In particular, the Index Sponsor is examining the conditions under which an instrument traded on an electronic platform, rather than a traditional futures contract traded on a traditional futures exchange, should be permitted to be included in the GSCI and how the composition of the GSCI should respond to rapid shifts in liquidity between such instruments and contracts currently included in the GSCI. Any changes made to the GSCI composition or methodology as a result of this examination will be announced by the Index Sponsor. We do not have any obligation to notify you if the Index Sponsor changes the composition of the GSCI, the methodology of calculating the value of the Index or the GSCI or any other policies of the Index Sponsor relevant to the Index or the GSCI.

Composition of the GSCI

In order to be included in the GSCI, a contract must satisfy the following eligibility criteria:

(1)	The contract must:

(a)	be in respect of a physical commodity and not a financial commodity;

(b)	have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

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(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and:

•	makes price quotations generally available to its members or participants (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to the Index Sponsor with at least the frequency required by the Index Sponsor to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants; and

(c)	is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

(3)	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the GSCI. In appropriate circumstances, however, the Index Sponsor may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)	At and after the time a contract is included in the GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time, on each GSCI Business Day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if the Index Sponsor is not such a member or participant, to the Index Sponsor) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	For a contract to be eligible for inclusion in the GSCI, volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)	A contract that is not included in the GSCI at the time of determination and that is based on a commodity that is not represented in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)	A contract that is already included in the GSCI at the time of determination and that is the only contract on the relevant commodity included in the GSCI must, in order to continue to be included in the GSCI after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$5 billion and at least US$10 billion during at least one of the three most recent annual periods used in making the determination.

(8)	A contract that is not included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to be added to the GSCI at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$30 billion.

(9)	A contract that is already included in the GSCI at the time of determination and that is based on a commodity on which there are one or more contracts already included in the GSCI at such time must, in order to continue to be included in the GSCI® after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least US$10 billion and at least US$20 billion during at least one of the three most recent annual periods used in making the determination.

(10)	A contract that is already included in the GSCI® at the time of determination must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the GSCI® and each contract’s percentage of the total is then determined.

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(11)	A contract that is not included in the GSCI at the time of determination must, in order to be added to the GSCI at such time, have a reference percentage dollar weight of at least 1.00%.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts will be included in the GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first, provided that no further contracts will be included if such inclusion would result in the portion of the GSCI attributable to such commodity exceeding a particular level; and

(b)	if additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the GSCI attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the GSCI attributable to it.

Currently, 24 contracts meet the eligibility requirement for inclusion on the GSCI.

The quantity of each of the contracts included in the GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by the United Nations Statistical Yearbook, the Industrial Commodity Statistics Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, the Index Sponsor may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the GSCI, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity. However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, the Index Sponsor performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, the Index Sponsor reevaluates the composition of the GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the GSCI. Commodities included in the GSCI which no longer satisfy such criteria, if any, will be deleted.

The Index Sponsor also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the GSCI are necessary or appropriate in order to assure that the GSCI represents a measure of commodity market performance. The Index Sponsor has the discretion to make any such modifications.

Eight contracts in the GSCI are currently used to calculate the Index: Chicago wheat, Kansas wheat, corn, soybeans, cotton, sugar, coffee and cocoa. As of January 3, 2007, the relative weightings of each of these contracts in the Index were as follows:

Composition of the Index

Chicago Wheat	24.22%
Kansas Wheat	8.50%
Corn	28.04%
Soybeans	13.29%
Cotton	7.22%
Sugar	10.84%
Coffee	6.17%
Cocoa	1.69%

Contract Expirations

Because the GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the GSCI for each commodity during a given year are designated by the Index Sponsor, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry.

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If a trading facility deletes one or more contract expirations, the GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by the Index Sponsor. If a trading facility ceases trading in all contract expirations relating to a particular contract, the Index Sponsor may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the GSCI. If that timing is not practicable, the Index Sponsor will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

Contract Months in the Index in 2006

Chicago Wheat	March, May, July, September, December
Kansas Wheat	March, May, July, September, December
Corn	March, May, July, September, December
Soybeans	January, March, May, July, August, September, November
Cotton	March, May, July, October, December
Sugar	March, May, July, October
Coffee	March, May, July, September, December
Cocoa	March, May, July, September, December

Value of the GSCI

The value of the GSCI on any given day is equal to the total dollar weight of the GSCI divided by a normalizing constant that assures the continuity of the GSCI over time. The total dollar weight of the GSCI is the sum of the dollar weight of each of the underlying commodities. The dollar weight of each such commodity on any given day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPWs, and

•	during a roll period, the appropriate “roll weights” (discussed below).

The daily contract reference price used in calculating the dollar weight of each commodity on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that the daily contract reference price for the most recent prior day will be used if the exchange is closed or otherwise fails to publish a daily contract reference price on that day. In addition, if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that, in the reasonable judgment of the Index Sponsor, reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 p.m., New York City time, the Index Sponsor may, if it deems such action to be appropriate under the circumstances, determine the appropriate daily contract reference price for the applicable futures contract in its reasonable judgment for purposes of the relevant GSCI calculation.

Contract Daily Return

The contract daily return on any given day is equal to the sum, for each of the commodities included in the GSCI, of the applicable daily contract reference price on the relevant contract multiplied by the appropriate CPW and the appropriate “roll weight”, divided by the total dollar weight of the GSCI on the preceding day, minus one.

The “roll weight” of each commodity reflects the fact that the positions in contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the GSCI also takes place over a period of days at the beginning of each month (referred to as the “roll period”). On each day of the roll period, the “roll weights” of the first nearby contract expirations on a particular commodity and the more distant contract expiration into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the GSCI is gradually shifted from the first nearby contract expiration to the more distant contract expiration.

If on any day during a roll period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•	no daily contract reference price is available for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

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•	the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 p.m., New York City time. In that event, the Index Sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the Index Sponsor will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time.

If any of these conditions exist throughout the roll period, the roll with respect to the affected contract, will be effected in its entirety on the next day on which such conditions no longer exist.

Value of the Index

The value of the Index on any GSCI Business Day is equal to the product of (1) the value of the Index on the immediately preceding GSCI Business Day multiplied by (2) one plus the sum of the contract daily return on the GSCI Business Day on which the calculation is made. The initial value of the Index was normalized such that its hypothetical level on December 31, 1969 was 100.

License Agreement

Goldman, Sachs & Co. has entered into a license agreement granting to Barclays Bank PLC a non-transferable, non-exclusive license to use the Index in connection with the Notes.

The Notes are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). Goldman makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes, particularly, or the ability of the Goldman Sachs Commodity Index or any sub-indices (individually and collectively, the “GSCI® Index”) to track general commodity market performance. Goldman’s only relationship to Barclays Bank PLC is the licensing of the GSCI® Index, which is determined, composed and calculated by Goldman without regard to Barclays Bank PLC or the Notes. Goldman has no obligation to take the needs of Barclays Bank PLC or the holders of the Notes into consideration in determining, composing or calculating the GSCI® Index. Goldman is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Goldman has no obligation or liability in connection with the administration, marketing or trading of the Notes.

GOLDMAN DOES NOT GUARANTEE THE QUALITY, ACCURACY AND/OR THE COMPLETENESS OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. GOLDMAN MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN FOR ANY USE. GOLDMAN MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE GSCI® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL GOLDMAN HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Agriculture Excess Return Index and Goldman Sachs Commodity Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Notes.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing level from January 1, 1991 through December 29, 2006. The Index closing level on January 3, 2007 was 64.66905.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the final valuation date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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